UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Yahoo! Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

984332-10-6

(CUSIP Number)

RONALD FISHER SOFTBANK HOLDINGS, INC. 1188 CENTRE STREET NEWTON CENTER, MA 02459 (617) 928-9300	STEPHEN A. GRANT, ESQ. SULLIVAN & CROMWELL 125 BROAD STREET NEW YORK, NY 10004 (212) 558-4000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 28, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [_].

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 984332-10-6	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 43,871,042
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 43,871,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,871,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.44%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 984332-10-6	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK America Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 43,871,042
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 43,871,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,871,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.44%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 984332-10-6	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SOFTBANK Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 43,871,042
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 43,871,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,871,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.44%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 984332-10-6	13D	Page 5 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Masayoshi Son
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 43,871,042
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 43,871,042
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,871,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.44%
14	TYPE OF REPORTING PERSON IN

             SOFTBANK America Inc., a Delaware corporation (“SB America”), SOFTBANK Holdings Inc., a Delaware corporation (“SBH”), SOFTBANK Corp., a Japanese corporation (“SOFTBANK”), and Mr. Masayoshi Son, a Japanese citizen (“Mr. Son” and, together with SB America, SBH and SOFTBANK, the “Reporting Persons”), hereby amend and supplement the statement on Schedule 13D previously filed by them, as heretofore amended and supplemented, with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Yahoo! Inc., a Delaware corporation (the “Issuer”), beneficially owned by them. Except as amended and supplemented hereby, the statement on Schedule 13D, as heretofore amended and supplemented, remains in full force and effect.

Item 5.	Interest in Securities of the Issuer.

            The percentage of the Issuer’s outstanding Common Stock reported herein as beneficially owned by the Reporting Persons is based upon 600,571,000 shares of Common Stock reported by the Issuer as outstanding at July 15, 2002 in the Form 10-Q for the quarter ended June 30, 2002 filed by the Issuer on July 30, 2002, less the 11,074,197 shares of Common Stock sold to the Issuer in the transaction described below, for a total of 589,496,803 shares of Common Stock outstanding.

            On August 28, 2002, SB America (a) sold 15,000,000 shares of Common Stock at a price of $9.03 per share pursuant to the AW Purchase Agreement (as defined herein), (b) sold 11,074,197 shares of Common stock at a price of $9.03 per share to the Issuer, and (c) sold 15,000,000 shares of Common Stock at a price of $9.03 per share in a block trade to Goldman, Sachs & Co. As of the date of the filing of this statement, the Reporting Persons beneficially own 43,871,042 shares of Common Stock of the Issuer, representing approximately 7.44% of the Issuer’s outstanding Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            On August 28, 2002, SB America entered into a Purchase Agreement (the “AW Purchase Agreement”) with Acqua Wellington Private Placement Fund Ltd. and Acqua Wellington Opportunity I Limited (together, “Acqua Wellington”), pursuant to which SB America agreed to sell 15,000,000 shares (the “Shares”) of Common Stock at a price of $9.03 per share to Acqua Wellington in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended.

Item 7.	Material to be filed as Exhibits.

21.	Purchase Agreement dated as of August 28, 2002, by and between SB America and Acqua Wellington.

[Remainder of page left intentionally blank]

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2002

SOFTBANK CORP. SOFTBANK AMERICA INC. SOFTBANK HOLDINGS INC. MASAYOSHI SON
By:	/s/ Stephen A. Grant

Stephen A. Grant Secretary of Softbank America Inc. and Softbank Holdings Inc. and Attorney-in-fact for Softbank Corp. and Masayoshi Son

Page 7 of 7 Pages